SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d‑1 and 13d‑2
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Aquestive Therapeutics, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

03843E104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 10,117,434 shares, which constitutes approximately 25.2% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 40,164,028 shares outstanding.

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MonoLine RX II, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  3,468,747
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  3,468,747
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,468,747

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 8.6%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MonoLine Rx III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  2,657,943
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  2,657,943
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,657,943

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 6.6%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MRX Partners, LLC

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: OO
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MonoLine Rx, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  1,688,639
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  1,688,639
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,688,639

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 4.2%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MonoLine Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  1,948,578
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  1,948,578
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,948,578

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 4.9%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MonoSol Rx Genpar, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  47,051
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  47,051
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          47,051

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.1%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           Douglas K. Bratton

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  10,063,384 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  10,063,384 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          10,117,434 (1)(2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 25.2%

12.     Type of Reporting Person: IN
--------------
(1)
Bratton Capital Management L.P. is the general partner of each of the Reporting Persons except for MonoSol Rx Genpar, L.P., the general partner of which is Bratton Capital Inc., which, in turn, is the general partner of Bratton Capital Management L.P.  Douglas K. Bratton (“DKB”), as the sole director and President of Bratton Capital Inc., exercises voting and dispositive power over 9,810,958 of the shares reported herein.  Includes 252,426 shares owned directly by DKB or by family trusts and entities.

(2)
Includes 252,426 shares either owned directly by DKB or held by family trusts and entities, and 54,050 shares that DKB currently has the right to acquire under vested director stock options. Does not include 2,727 shares owned by DKB’s spouse, with respect to which DKB disclaims beneficial ownership.

Pursuant to Rule 13d‑2(b) of Regulation 13D‑G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 13, 2019, as amended by Amendment No. 1 dated February 12, 2020, as amended by Amendment No. 2 dated February 9, 2021 (the "Schedule 13G"), relating to the Common Stock,  par value $0.001 per share (the "Stock"), of Aquestive Therapeutics, Inc. (the  "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)
Reporting Persons

MonoLine II

The aggregate number of shares of the Stock that MonoLine II owns beneficially, pursuant to Rule 13d‑3 of the Act, is 3,468,747, which constitutes approximately 8.6% of the outstanding shares of the Stock.

MonoLine III

The aggregate number of shares of the Stock that MonoLine III owns beneficially, pursuant to Rule 13d‑3 of the Act, is 2,657,943, which constitutes approximately 6.6% of the outstanding shares of the Stock.

MRX Partners

MRX Partners is not the beneficial owner of any shares of the Stock.

MonoLine Rx

The aggregate number of shares of the Stock that MonoLine Rx owns beneficially, pursuant to Rule 13d‑3 of the Act, is 1,688,639, which constitutes approximately 4.2% of the outstanding shares of the Stock.

MonoLine

The aggregate number of shares of the Stock that MonoLine owns beneficially, pursuant to Rule 13d‑3 of the Act, is 1,948,578, which constitutes approximately 4.9% of the outstanding shares of the Stock.

Genpar

The aggregate number of shares of the Stock that Genpar owns beneficially, pursuant to Rule 13d‑3 of the Act, is 47,051, which constitutes approximately 0.1% of the outstanding shares of the Stock.

DKB

Because of his position as sole director and President of Bratton Inc., which is the general partner of both Genpar and Bratton Capital, which, in turn, is the general partner or manager of each of the other Reporting Persons, and his ownership of 306,476 shares held by him directly or by entities and trusts for the benefit of his immediate family, DKB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 10,117,434 shares of the Stock, which constitutes approximately 25.2% of the outstanding shares of the Stock.

Controlling Persons

Bratton Capital

Because of its position as the general partner of each of MonoLine II, MonoLine III, MonoLine Rx, and MonoLine, Bratton Capital may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,763,907 shares of the Stock, which constitutes approximately 24.3% of the outstanding shares of the Stock.

Bratton Inc.

Because of its position as the general partner of both Genpar and Bratton Capital, Bratton Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 9,810,958 shares of the Stock, which constitutes approximately 24.4% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

MonoLine II

Acting through its general partner, MonoLine II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,468,747 shares of the Stock.

MonoLine III

Acting through its general partner, MonoLine III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,657,943 shares of the Stock.

MRX Partners

MRX Partners has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

MonoLine Rx

Acting through its general partner, MonoLine Rx has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,688,639 shares of the Stock.

MonoLine

Acting through its general partner, MonoLine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,948,578 shares of the Stock.

Genpar

Acting through its general partner, Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 47,051 shares of the Stock.

DKB

DKB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 10,063,384 shares of the Stock, including 9,810,958 shares in his capacity as the sole director and President of Bratton Inc., which is the general partner of both Genpar and Bratton Capital.

Controlling Persons

Bratton Capital

In its capacity as the general partner of each of MonoLine II, MonoLine III, MonoLine Rx, and MonoLine, Bratton Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 9,763,907 shares of the Stock.

Bratton Inc.

In its capacity as (i) the general partner of Genpar, and (ii) the general partner of Bratton Capital, Bratton Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 9,810,958 shares of the Stock.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     February 11, 2022

MONOLINE RX II, L.P.
By: Bratton Capital Management, L.P., general partner
       By:  Bratton Capital, Inc., general partner

  By:   /s/ John Cochran
John Cochran, Vice President

MONOLINE RX III, L.P.
By: Bratton Capital Management, L.P., general partner
       By:  Bratton Capital, Inc., general partner

  By:   /s/ John Cochran
John Cochran, Vice President

MRX PARTNERS, LLC
By: Bratton Capital Management, L.P., manager
       By:  Bratton Capital, Inc., general partner

  By:   /s/ John Cochran
John Cochran, Vice President

MONOLINE RX, L.P.
By: Bratton Capital Management, L.P., general partner
       By:  Bratton Capital, Inc., general partner

  By:   /s/ John Cochran
John Cochran, Vice President

MONOLINE PARTNERS, L.P.
By: Bratton Capital Management, L.P., general partner
       By:  Bratton Capital, Inc., general partner

  By:   /s/ John Cochran
John Cochran, Vice President

MONOSOL RX GENPAR, L.P.
By:  Bratton Capital, Inc., general partner

By:   /s/ John Cochran
    John Cochran, Vice President

/s/ Douglas K. Bratton
DOUGLAS K. BRATTON